BRAINSTORM CELL THERAPEUTICS INC.

1745 Broadway, 17th Floor

New York, NY 10019

June 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Christine Westbrook

RE:	Brainstorm Cell Therapeutics Inc.

Registration Statement on Form S-3

Filed June 8, 2018

File No. 333-225517

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Brainstorm Cell Therapeutics Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, June 29, 2018, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Any questions regarding this request should be addressed to Thomas B. Rosedale, Esq., at BRL Law Group LLC at (617) 399-6931.

Very truly yours,

Brainstorm Cell Therapeutics Inc.

/s/ Chaim Lebovits
By: Its:	Chaim Lebovits President and Chief Executive Officer

cc:	Thomas B. Rosedale, Esq.

(BRL Law Group LLC)